EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Immediate Report - Class Action - Yes

On September 2, 2014, the Company received a notice regarding a class action together with a certification motion that has been filed against it with the Tel Aviv-Jaffa District Court by D.B.S. Satellite Services (1998) Ltd. (hereinafter, "D.B.S"). The claim involves allegations that D.B.S. sent its customers advertising messages, allegedly in violation of Section 30a of the Communications Law (the "Spam Law") and the provisions of D.B.S.'s license, and in breach of D.B.S.'s agreement with its customers.

The petitioners have moved the Court for relief due to the inconvenience, harassment, loss of time etc. caused to D.B.S.'s customers, which the Petitioners estimated at approximately NIS 402 million; and a remedy, whose amount will be determined at the Court's discretion, due to D.B.S. becoming enriched as a result of sending such messages.

D.B.S. is studying the claim and the certification motion and neither D.B.S. and/nor the Company is able, at the present stage, to evaluate the claim's likelihood of success.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.